Exhibit 99.1
CHAD Therapeutics Reports
Fiscal 2007 First Quarter Financial Results and
Provides Update on Evaluation of Strategic Opportunities
     CHATSWORTH, California, August 11, 2006 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the first quarter of fiscal 2007, and provided an update on the Company’s evaluation of strategic alternatives to maximize shareholder value.
First Quarter Fiscal 2007 Results
     For the three months ended June 30, 2006, revenue declined to $5,476,000 from $5,895,000 for the quarter ended June 30, 2005. The net loss for the first quarter of fiscal 2007 was $116,000, or $0.01 per share, compared to a net loss of $42,000, or $0.00 per share, for the first quarter of fiscal 2006.
     Revenue from sales of oxygen conservers and therapeutic devices declined 7% for the first quarter of fiscal 2007 compared to same quarter of fiscal 2006, reflecting a 17% decline in sales to domestic customers and a 42% increase in international sales. The decline in domestic sales was primarily due to pricing pressure as unit sales declined by 5%. Sales of CHAD’s proprietary TOTAL O27 home oxygen filing system decreased 17% for the first quarter of fiscal 2007 compared to the same quarter of fiscal 2006. Selling, general and administrative expenses for this year’s first quarter included $42,000 of legal and other expenses incurred in evaluating various strategic opportunities.
     President and CEO Earl Yager said, “As we have discussed previously, effective January 1, 2006, Medicare reimbursement procedures were modified to provide that patients automatically acquire ownership of equipment they are using to provide oxygen after 36 months. By intensifying pressure on homecare providers to reduce operating and equipment costs, we continue to believe that this policy ultimately will stimulate demand for CHAD’s TOTAL O2 home oxygen filling system, which is a cost-effective solution to the changing economics of the home oxygen market. However, our customers have remained in a ‘wait and see’ mode until important questions are answered regarding equipment repair and the provision of oxygen to patients after the transfer of title. We have taken appropriate steps to adjust our operating model and inventory posture in light of these developments.
     “An additional potentially positive development is that the Centers for Medicare & Medicaid Services (“CMS”), which administers the Medicare reimbursement program, recently proposed a modification in the monthly payments for oxygen starting on January 1, 2007. This proposal would reduce the current monthly payment for stationary oxygen but provide an additional payment for transfilling systems such as CHAD’s TOTAL O2 system. A final determination on this proposal is expected later this year.”
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CHAD Therapeutics Reports Fiscal 2007 First Quarter Financial Results and Provides
Update on Evaluation of Strategic Opportunities
August 11, 2006
Page Two
     Yager added, “The international marketplace also continues to provide encouraging opportunities for CHAD. International conserver sales are increasing, and by the end of this year we expect to see significant sales from one or two additional international markets.”
     The CEO continued, “We also are continuing our efforts to expand our product offerings, and are pleased by our progress in the development of proprietary diagnostic and therapeutic products for the sleep disorder market. Evaluations of this technology at a university sleep clinic have resulted in certain modifications to the initial products we are developing. This work is now substantially complete. While a number of important steps remain, we are currently planning to introduce commercial products for the sleep disorder market by the spring of 2007.” (Please see the discussion below under “Safe Harbor Statements” regarding risk factors which might delay introduction of these products or affect their prospects for commercial success.)
     Working capital was approximately $9.7 million at June 30, 2006, including cash and cash equivalents of $1,704,000 versus $935,000 at March 31, 2006. The Company has no debt.
Update on Evaluation of Strategic Opportunities
     As previously reported, CHAD has been considering various strategic alternatives for the Company, and has engaged an investment banking firm to assist the Board in this process. “The Board has concluded that current opportunities do not offer our shareholders sufficient value. While we will continue to evaluate appropriate strategic opportunities as they may arise, we intend to focus on improving our operating results and expanding our product offerings, and to explore distribution and marketing partnerships for certain of our products,” Yager said.
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect homecare providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. The projected timing for the introduction of new products may be delayed as a result of unforeseen difficulties encountered in the design, manufacture and quality testing for such products. The Company has limited design and manufacturing resources and it relies to a significant extent upon independent contractors for the development of products for the sleep disorder market. As a result, the Company may have more difficulty ensuring adherence to projected timetables for the introduction of such products. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Risk Factors.”
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CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,
	2006	2005
Net sales	$5,476,000	$5,895,000
Cost of sales	3,662,000	3,794,000

Gross profit	1,814,000	2,101,000

Selling, general and administrative	1,702,000	1,844,000
Research and development	335,000	332,000

Total costs and expenses	2,037,000	2,176,000

Operating income (loss)	(223,000)	(75,000)

Other income, net	23,000	6,000

Earnings (loss) before income taxes	(200,000)	(69,000)

Income tax (benefit)	(84,000)	(27,000)

Net earnings (loss)	$(116,000)	$(42,000)

Earnings (loss) per share:
Basic	$(0.01)	$0.00
Diluted	$(0.01)	$0.00

Weighted shares outstanding:
Basic	10,169,000	10,134,000
Diluted	10,169,000	10,134,000

CHAD THERAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	June 30,
Assets	2006	2005
Current assets:
Cash	$1,704,000	$471,000
Accounts receivable, net	3,184,000	3,301,000
Income taxes refundable	290,000	—
Inventories, net	6,257,000	8,147,000
Prepaid expenses and other assets	159,000	145,000
Deferred income taxes	662,000	488,000

Total current assets	12,256,000	12,552,000

Property, plant and equipment, net	901,000	1,166,000
Intangible assets, net	1,038,000	837,000
Deferred income taxes	613,000	568,000
Other assets	55,000	67,000

Total Assets	$14,863,000	$15,190,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,009,000	$775,000
Accrued expenses	1,523,000	1,421,000
Income taxes payable	—	12,000

Total current liabilities	2,532,000	2,208,000

Other long-term liabilities	2,000	—

Total liabilities	2,534,000	2,208,000

Shareholders’ equity:
Common shares, $.01 par value, authorized 40,000,000 shares, 10,158,000 and 10,134,000 issued and outstanding	13,463,000	13,369,000
Accumulated deficit	(1,134,000)	(387,000)

Shareholders’ equity	12,329,000	12,982,000

Total Liabilities and Shareholders’ Equity	$14,863,000	$15,190,000